Exhibit 12.1

SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended March 31,
	2015		2014

Earnings
Pre-tax net income (loss)	$19,439		$(7,321)
Add:
Fixed charges	13,888		11,142
Noncontrolling interest	11		18
Earnings, as adjusted	$33,338		$3,839

Fixed charges
Interest expensed and capitalized	$12,594		$10,222
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,286		912
Estimate of interest within rental expense	8		8
Fixed charges, as adjusted	13,888		11,142
Preferred stock dividends	2,561		2,561
Combined fixed charges and preferred stock dividends	$16,449		$13,703

Ratio of earnings to fixed charges	2.40	x	0.34	x

Ratio of earnings to combined fixed charges and preferred stock dividends	2.03	x	0.28	x